

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2010

Via U.S. Mail

Ms. Elizabeth D. Brumley, Chief Financial Officer
Bristow Group Inc.
2000 W. Sam Houston Parkway S., Suite 1700
Houston, Texas 77042

Re: Bristow Group Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed May 21, 2009
File No. 001-31617

Dear Ms. Brumley:

We have reviewed your response letter dated April 28, 2010 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page 62
Notes to Consolidated Financial Statements, page 67
Note 2 – Acquisitions and Dispositions, page 74
Bristow Norway Acquisition, page 74

1. We note your response to our prior comment 2 and require further information. Please tell us, and revise future filings to clarify the following with regards to this acquisition:

    a. Given that your response indicates that the purchase price is comprised of cash contributed of $30.2 million plus the change in interest gain of $12.3 million, it is unclear how the contribution of the company's ownership interest in Lufttransport AS of $15.4 million is factored into the purchase price. Please tell us how you accounted for the contribution of Lufttransport as part of the acquisition transaction, including how you valued the contribution of your interest in Lufttransport AS. Also, please tell us both the carrying value and fair value of your investment in Lufttransport at the time of this transaction as it is not clear from your response what the $15.4 million value referenced in your response represents.

    b. Please reconcile the cash of $5.1 million plus the contribution of $24.6 million ($29.7 million in the aggregate) from page 74 with the $30.2 million per your response.

    c. Given that the transaction represents a step acquisition in which the shares of Bristow Norway were acquired by the company rather than third parties, please clarify why a change in interest gain under SAB Topic 5H is appropriate. Your response should include the authoritative accounting literature which supports the basis for your conclusions.

    d. Tell us how you recorded the change of interest gain in your financial statements, as page 74 states that the gain was recorded in accumulated other comprehensive income and your response indicates that the gain was recorded in additional paid in capital.

    e. Reconcile the net assets acquired of $43.1 million to the purchase price of $42.5 million.

    We may have further comment upon receipt of your response.

    ****

Ms. Elizabeth D. Brumley, CFO
Bristow Group Inc.
May 7, 2010
Page 3

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief